

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2012

Via E-mail
Mr. Thomas C. Freyman
Executive Vice President, Finance and Chief Financial Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Re: Abbott Laboratories
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 21, 2012
Form 8-K Dated January 25, 2012
Filed January 25, 2012
File No. 001-02189

Dear Mr. Freyman:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors
"Other factors can have a material adverse effect on Abbott's future profitability and financial condition," page 14

1. You disclose that one of many factors that can affect your profitability and financial condition are difficulties related to your information technology systems, including any significant breakdown, invasion, destruction, loss of data privacy, or interruption of these systems. Please tell us whether you have experienced any significant breakdown, invasion, destruction, loss of data privacy, or interruption of these systems in the past and management's view of the potential impact of any such attacks on your operations, expenses and risks.   Please refer to the Division of Corporation Finance's Disclosure

Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Legislative Issues, page 50

2. Although you disclose the aspects of health care reform legislation that affect the company, you do not quantify its impact on your financial statements. In this regard, please provide us proposed revised disclosure to be included in future periodic reports indicating the amount of the reduction to revenues for the increased Medicaid rebate in 2011 and 2010 and for additional rebate associated with the Medicare Part D "donut hole" in 2011. Also, include in your proposed revised disclosure the amount of the branded prescription drug fee you recorded in your statement of earnings in 2011, in which line item it is classified therein and highlight that this fee is not tax deductible. Finally, if you believe that the expected effects of health care reform legislation in 2012 and beyond will be materially different than the 2011 trends, include the expected effects in the proposed revised disclosure.

Notes to Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies
Concentration of risk and guarantees, page 60

3. On page 48 you disclose that your outstanding net governmental trade receivables in Greece, Portugal, Italy and Spain totaled $1.73 billion, $1.50 billion, and $1.59 billion at December 31, 2011, 2010, and 2009, respectively. You also disclose that a significant amount of these receivables are with government health systems and state that given the economic conditions and sovereign debt issues in these countries, the time it takes to collect outstanding receivables increased in 2011 and that at December 31, 2011 27% of these receivables were past due for over a year. Please provide us proposed revised disclosure to be included in future periodic reports that presents a breakdown, by country, segregated between sovereign and any non-sovereign exposures of your trade receivables gross and net of allowances. In addition, please provide disclosure on hedges, including derivatives such as credit default swaps that you may use to mitigate risk. Incorporate additional risk management disclosures which provide investors with insight into how management is monitoring and/or mitigating exposures. In addition, please tell us the payment terms for these receivables, the aging of these receivables and provide us your analysis supporting why the extended payment pattern does not negate your assertion that the sales price is fixed or determinable or that collectibility is reasonably assured.

Note 4 – Post-employment benefits. Page 69

4. Please provide us proposed revised disclosure to be included in future periodic reports that describes the transaction that resulted in the $776 million settlement presented in your tabular disclosure or direct us to existing disclosures. Separately reference for us the authoritative literature you rely upon to support settlement accounting.

Note 5 – Taxes on earnings, page 74

5. For U.S. income tax purposes, you concluded that the new Puerto Rican excise tax is creditable for U.S. income tax purposes. It is apparent from your rate reconciliation on page 75 that your benefit of lower foreign tax rates and tax exemptions increased 3.5 percentage points or $182 million from 2010 to 2011. To the extent that this excise tax is a material component of this increase, please provide us proposed revised disclosure to be included in future filings that quantifies the amount of theU.S. income tax benefit. Please also provide us with your analysis that supports your conclusion that the excise tax is creditable from a US foreign tax credit perspective and the exclusion or inclusion, as applicable, in your unrecognized tax benefit.

6. On page 38 you disclose that you record the new Puerto Rican excise tax in cost of products sold. Please provide us proposed revised disclosure to be included in MD&A of future filings indicating the amount of excise tax included in cost of goods sold and whether the tax is levied on a gross basis or on a measure of income. Please also provide us proposed revised disclosure to be included in future periodic reports to clarify whether you capitalize the Puerto Rican excise tax incurred as an inventoriable cost for financial reporting purposes. To the extent that you capitalize this excise tax in inventory for financial statement purposes, please confirm that you defer the U.S. tax benefit associated with the portion of the excise tax capitalized in inventory or reference for us the authoritative literature you rely upon to support your accounting.

Form 8-K filed January 25, 2012
Exhibit 99.1

7. It appears that you are giving undue prominence to non-GAAP measures in the introductory highlights discussions of your earnings releases. As an example, in the third bullet on the first page of this release, you discuss adjusted gross margin ratio without balancing that discussion with the appropriate GAAP measure. As a second example, in the fifth bullet on the first page of your third quarter 2011 earnings release, you provide guidance for your non-GAAP earnings-per-share for 2011 without balancing that guidance with the appropriate GAAP measure. Please provide us proposed revised disclosure to be included in future earnings releases that balances discussion of non-GAAP measures with their most comparable GAAP measures. Please see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney, at (202) 551-3563 or Jennifer Riegel, Special Counsel, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant